

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Farid Shouekani
Chief Executive Officer
Viper Networks, Inc.
200 E Big Beaver Rd.
Troy, MI 48083

      Re: Viper Networks, Inc.
           Offering Statement on Form 1-A
           Filed July 22, 2022
           File No. 024-11948

Dear Mr. Shouekani:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1.   We note that your signature on behalf of the issuer appears to relate to a different company. Please revise to ensure your signature page complies with the requirements of Form 1-A. See Instruction 1 to Signatures to Form 1-A.

2.   We note that you intend to offer 10,000,000,000 shares of common stock, but that your balance sheet indicates you are authorized to issue 6,000,000,000 shares of common stock. We also note the Articles of Amendment to the Articles of Incorporation dated April 30, 1998, included as Exhibit 2.1, authorize the issuance of 50,000,000 shares of common stock. Please amend your disclosure to address this discrepancy. If applicable, please file your current Articles of Incorporation as an exhibit to the offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Turner